Issuer Free Writing Prospectus Dated October 2, 2014

(Supplementing Preliminary Prospectus Dated September 30, 2014)

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-198863

Vital Therapies, Inc.

Free Writing Prospectus

This free writing prospectus relates to the public offering of common stock of Vital Therapies, Inc. and should be read together with the preliminary prospectus dated September 30, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 1 to the Registration Statement on Form S-1 (File No.  333-198863) relating to this offering of our common stock. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1280776/000119312514358928/d773270ds1a.htm . The following information supplements and updates the information contained in the Preliminary Prospectus. References to “Vital Therapies,” “we,” and “our” refer to Vital Therapies, Inc. and its subsidiaries.

Public Offering Price

The public offering price is $17.50 per share.

Common Stock Offered by us in this Offering

2,000,000 shares (plus an additional 300,000 shares the underwriters have an option to purchase).

Net Proceeds from this Offering

We estimate that we will receive net proceeds from this offering of approximately $32.0 million, or $36.9 million if the underwriters exercise their option to purchase additional shares in full, after deducting the underwriting discount and commissions and estimated offering expenses payable by us.

Use of Proceeds

The following disclosure replaces the discussion in the fourth full paragraph on page 40 of the Preliminary Prospectus under the caption “Use of Proceeds.”

“We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our clinical, regulatory, development, manufacturing, and related general and administrative operations into the fourth quarter of 2016, assuming we do not begin building any significant commercial infrastructure during the period. A decision to build commercial infrastructure will be based on a variety of factors, most importantly the outcome of our clinical trials. In particular, we believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund development through the completion of enrollment and receipt of topline data from our VTI-208 Phase 3 clinical trial, our VTI-210 Phase 3 clinical trial (assuming a 150 subject trial), and our VTI-212 Phase 2 clinical trial.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following disclosure replaces the discussion in the second full paragraph on page 56 of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Funding Requirements”

“We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund our clinical, regulatory, development, manufacturing, and related general and administrative operations into the fourth quarter of 2016, assuming we do not begin building any significant commercial infrastructure during the period. A decision to build commercial infrastructure will be based on a variety of factors, most importantly the outcome of our clinical trials. In particular, we believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to fund development through the completion of enrollment and receipt of topline data from our VTI-208 Phase 3 clinical trial, our VTI-210 Phase 3 clinical trial (assuming a 150 subject trial), and our VTI-212 Phase 2 clinical trial.”

Vital Therapies has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Vital Therapies has filed with the SEC for more complete information about Vital Therapies and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Vital Therapies, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from: BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com.